22003627

ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-36625

SEC Mail Processing

MAR 22 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

AMEND

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Investment Bank Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Breckenridge Lane, Suite 280
(No. and Street)

Louisville (City) KY (State) 40207 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Hargrove (Name) 502-479-5218 (Area Code – Telephone Number) chargrove@probank.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MCM CPAs & Advisors LLP
(Name – if individual, state last, first, and middle name)

462 South Fourth St.
2600 Meidinger Tower (Address) Louisville (City) KY (State) 40202 (Zip Code)

05/10/2005 (Date of Registration with PCAOB)(if applicable) 2276 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investment Bank Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn to before me, in my presence, this 22nd day of February, 2022.

Notary Public

Signature:

Title: President & CEO

TAMMY G. CARTER
NOTARY PUBLIC
Kentucky, State At Large
Commission # KYNP16926
My Commission Expires 10/16/2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Investment Bank Services, Inc.
Table of Contents
Years Ended December 31, 2021 and 2020

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Investment Bank Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) (the "Company") as of December 31, 2021 and 2020, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Investment Bank Services, Inc.'s management. Our responsibility is to express an opinion on Investment Bank Services, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Investment Bank Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MCM CPAs & Advisors LLP
P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audits of Investment Bank Services, Inc.'s financial statements. The supplemental information is the responsibility of Investment Bank Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Investment Bank Services, Inc.'s auditor since 1991.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 17, 2022, except for Note D and the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as to which the date is March 17, 2022

Investment Bank Services, Inc.
Statements of Financial Condition
December 31, 2021 and 2020

	2021	2020
Assets		
Cash and cash equivalents	$ 1,874,947	$ 30,227
Prepaid expenses	674	674
Total assets	$ 1,875,621	$ 30,901
Liabilities and stockholder's equity		
Current liabilities		
Accounts payable, related party	$ 507,906	$ 1,801
Total current liabilities	507,906	1,801
Stockholder's equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	75,999	55,999
Retained earnings (deficit)	1,291,715	(26,900)
	1,367,715	29,100
Total liabilities and stockholder's equity	$ 1,875,621	$ 30,901

See accompanying notes.

Investment Bank Services, Inc.
Statements of Income
Years Ended December 31, 2021 and 2020

	2021	2020
Revenues	$ 3,266,538	$ 1,172,042
Expenses		
Consultant fees to related party	935,341	163,741
Overhead expenses to related party	22,767	21,587
Accounting fees	14,100	13,450
Filing fees	11,137	11,895
Insurance	899	899
Taxes and licenses	1,365	1,365
Miscellaneous	78	118
	985,687	213,055
Income from operations	2,280,851	958,987
Interest income	78	190
Net income	$ 2,280,929	$ 959,177

See accompanying notes.

[redacted]

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2021 and 2020

	Common stock				
	Number of shares	Amount	Additional paid-in capital	Retained earnings (deficit)	Total
Balance at December 31, 2019	100	$ 1	$ 55,999	$ (25,276)	$ 30,724
Net income	-	-	-	959,177	959,177
Dividends	-	-	-	(960,801)	(960,801)
Balance at December 31, 2020	100	1	55,999	(26,900)	29,100
Net income	-	-	-	2,280,929	2,280,929
Capital contribution	-	-	20,000	-	20,000
Dividends	-	-	-	(962,314)	(962,314)
Balance at December 31, 2021	100	$ 1	$ 75,999	$ 1,291,715	$ 1,367,715

See accompanying notes.

Investment Bank Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net income	$ 2,280,929	$ 959,177
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in		
Prepaid expenses	-	1
Accounts payable, related party	506,105	25
Net cash provided by operating activities	2,787,034	959,203
Cash flows from financing activities		
Dividends paid	(962,314)	(960,801)
Capital contribution	20,000	-
Cash used in financing activities	(942,314)	(960,801)
Increase (decrease) in cash and cash equivalents	1,844,720	(1,598)
Cash and cash equivalents at the beginning of the year	30,227	31,825
Cash and cash equivalents at the end of the year	$ 1,874,947	$ 30,227

See accompanying notes.

Investment Bank Services, Inc.
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. (the "Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. d/b/a ProBank Austin (the "Parent Company") upon merger with Austin Associates in January 2017. The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes. The financial statements include only the activity of the Company.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued. See Note G.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

5. Revenue Recognition: Virtually all of the Company's revenues derive from merger and acquisition ("M&A") transaction services, generally with a bank. In a typical M&A customer contract, the Company receives compensation initially, and then as stipulated events occur. For example, an immaterial amount is generally received at contract inception. Then, in certain contracts a specified amount may be due when the Company procures a definitive agreement between its customer and a counterparty. Finally, in all circumstances, the most significant fee amount is due upon the closing of an M&A transaction. In each case, no amount is due until the stipulated milestone event occurs and such amount is nonrefundable upon receipt. After the customer contract is signed, the Company commences its efforts to find a qualified counterparty to the customer's M&A transaction. At contract inception there is no assurance or likelihood any of the subsequent milestone events will occur due to the significant uncertainties in such transactions and the buyer and seller reaching a mutually agreed upon valuation with which to close.

   The Company has concluded a performance obligation exists for each milestone event (transaction closing and definitive agreement, where applicable) correlating with a fee amount due. In some circumstances the fee amount is stipulated and in others, the fees are determined as a percentage of the transaction value. The Company also believes the contractual fee amount for each milestone event is representative of the fair value for such performance obligation. Accordingly, the Company recognizes revenue as each performance obligation is achieved (point in time). During 2021, approximately 99% of revenues related to transaction closing fees. During 2020, approximately 97% of revenues related to transaction closing fees and 3% related to definitive agreement and contract inception fees.

   As discussed in Note C, all consulting services directly relating to the generation of revenue are supplied by the Parent Company.

Note B - Summary of Significant Accounting Policies (Continued)

6. Income Taxes: The Company's parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2018 - 2021 federal tax years remain open and subject to examination.

Note C - Related Party Transactions

The Company and the Parent Company engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but usually contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. The Company records, based on information provided by the Parent Company, the compensation paid to consultants that directly relates to revenue recorded by the Company as well as direct expenses paid by the Parent Company. The compensation to consultants and other direct expenses related to Company revenues has been reimbursed by the Company to the Parent Company. For the years ended December 31, 2021 and 2020, this has been recorded by the Company as consulting expense in the amount of $935,341 and $163,741, respectively. The Parent CEO that works on the Company's revenue engagements, does not charge or receive compensation from the Company. For the year ended December 31, 2021, the Company recorded commissions payable of $506,000. The $506,000 of commissions payable was paid in January 2022 to the Parent Company and relates to compensation to consultants for a transaction that closed as of December 31, 2021. There were no commissions payable as of December 31, 2020.

In February 2015, the Company entered into a management services agreement (renewable annually) with the Parent Company to provide general administrative related services to the Company. In February of each year, the Parent Company will determine the cost of providing services to the Company based on the total number of registered representatives in relation to the total number of employees of the Parent Company consulting division, the amount of time spent by the registered representatives on Company related projects and the expenses of the Parent Company consulting division. Expenses to be reimbursed to the Parent Company include rent, printing, postage and freight, entertainment, database research, IT and electronic communications and total indirect expenses. The monthly expense reimbursement was $1,906 and $1,801 during 2021 and 2020, respectively and totaled $22,767 and $21,587 for the years ended December 2021 and 2020, respectively. The amount payable to the Parent Company was $1,906 and $1,801 as of December 31, 2021 and 2020, respectively.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2021, the Company had net capital, as defined, of $1,367,041 and net capital requirements of $33,860. At December 31, 2020, the Company had net capital, as defined, of $28,426 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 and 2020 was 37.15% and 6.34%, respectively.

Note E - Concentrations of Risk

Three engagements represented 78% of total revenues for the year ended December 31, 2021. Four engagements represented 93% of total revenues for the year ended December 31, 2020.

Note F - Contingency

During 2020, the outbreak of the novel coronavirus disease 2019 ("COVID-19") was declared a United States and global pandemic. The Company's operations have not been significantly impacted by the outbreak of COVID-19. Since the situation surrounding the pandemic is on-going, the Company's operations could ultimately be adversely impacted by the outbreak of COVID-19. The duration, nature, and extent of the ultimate direct or indirect impact on the Company's financial condition, liquidity, and/or future results of operations, if any, cannot be reasonably estimated at this time.

Note G - Subsequent Event

In January 2022, dividends in the amount of $449,000 were declared and paid to the Parent Company.

Supplementary Information

Investment Bank Services, Inc.
Schedule 1 - Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2021 and 2020

	2021	2020
Net capital		
Total stockholder's equity	$ 1,367,715	$ 29,100
Non-allowable assets		
Prepaid expenses	(674)	(674)
Net capital	$ 1,367,041	$ 28,426
Aggregate indebtedness		
Accounts payable	$ 507,906	$ 1,801
Total aggregate indebtedness	$ 507,906	$ 1,801
Ratio of aggregate indebtedness to net capital	37.15%	6.34%
Computation of basic net capital requirement		
Minimum net capital required	$ 33,860	$ 5,000
Excess net capital	$ 1,333,181	$ 23,426

There are no differences between net capital as reported above for the years ended December 31, 2021 and 2020, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2021 and 2020.

See independent auditor's report.

MCM CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm - Exemption Report Review

To the Board of Directors
Investment Bank Services, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Investment Bank Services, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payableto the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker- dealers, or providing technology or platform services; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Investment Bank Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Bank Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 17, 2022

MCM CPAs & Advisors LLP

P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719

Kentucky
Indiana
Ohio

Investment Bank Services, Incorporated
SEC Registered Broker/Dealer
Member FINRA

950 Breckenridge Lane
Suite 280
Louisville, Kentucky 40207

502 451-6633
502 451-6755 (FAX)
800 523-4778

InvestmentBankServices

Investment Bank Services, Inc. Exemption Report

Investment Bank Services, Inc.
950 Breckenridge Lane
Suite 280
Louisville, Kentucky 40207

SEC File No.:8-36625
CRD No.:18490

Fiscal Year Ended December 31, 2021

Investment Bank Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (4) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (5) did not carry accounts of or for customers; and (6) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Chris Hargrove, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Christopher L. Hargrove
President